
06013458

CID-B-06-015

April 28, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2006
WASH, D.C.
156
SECTION

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Revises Full-year Projections for Fiscal 2005 (dated April 28, 2006)
- Impact on Operating Results of the Transfer of All Shares of Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business (dated April 28, 2006)

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

JSAT Revises Full-year Projections for Fiscal 2005

Based on recent trends in business performance, JSAT Corporation ("JSAT") today announced revisions to operating forecasts for fiscal 2005 (April 1, 2005 to March 31, 2006), which were released on February 21 this year. Details are as follows.

1. Revised Consolidated Earnings Forecasts for Fiscal 2005 (April 1, 2005 to March 31, 2006)

(Unit: ¥ million)

	Revenues	Operating Income	Ordinary Income (Loss)	Net Income (Loss)
Previously Announced Projection (A)	43,500	1,300	600	(9,000)
Revised Projection (B)	43,900	2,600	2,200	(8,000)
Change (B-A)	400	1,300	1,600	1,000
% Change	0.9%	100.0%	266.7%	-11.1%
Reference: Fiscal 2005 Result	44,388	8,063	7,512	4,077

* These Financial results and data are based on Japanese GAAP.

2. Reasons for Revisions to Consolidated Operating Results

JSAT has revised its consolidated operating forecasts for the following reasons:

Revenues: An increase owing to spot projects.
Operating income: The above increase in revenues, as well as a decrease of approximately ¥1.1 billion in operating expenses for outsourced technical services, research and development, advertising, and others.
Ordinary income: The above increase in operating income, as well as an increase of approximately ¥0.5 billion in other income including valuation gains on investments and foreign exchange gains.
Net loss: The above increase in ordinary income, as well as the following:

- An increase of approximately ¥1.9 billion in losses due to an allowance related to operations services to be provided in conjunction with future JC-HITS services.
- A decrease of approximately ¥1.2 billion in expenses related to satellite replacement.
- A decrease of approximately ¥0.3 billion in expenses due to a revised reduction in the useful lives of JSAT's back-up satellite.
- Higher expenses due to revised income taxes.

3. Revised Non-consolidated Earnings Forecasts for Fiscal 2005 (April 1, 2005 to March 31, 2006)

(Unit: ¥ million)

	Revenues	Operating Income	Ordinary Income	Net Income (Loss)
Previously Announced Projection (A)	39,800	2,400	2,500	(9,200)
Revised Projection (B)	40,100	3,700	4,100	(9,400)
Change (B-A)	300	1,300	1,600	(200)
% Change	0.8%	54.2%	64.0%	2.2%
Reference: Fiscal 2005 Result	41,631	9,771	9,524	5,775

* These Financial results and data are based on Japanese GAAP.

4. Reasons for Revisions to Non-consolidated Operating Results

JSAT has revised its non-consolidated forecasts for the following reasons:

Revenues: An increase owing to spot projects.
Operating income: The above increase in revenues, as well as a decrease of approximately ¥1.1 billion in operating expenses for outsourced technical services, research and development, advertising, and others.
Ordinary income: The above increase in operating income, as well as an increase of approximately ¥0.5 billion in other income including valuation gains on investments and foreign exchange gains.
Net loss: The above increase in ordinary income, as well as the following:

- An increase of approximately ¥1.9 billion in losses due to an allowance related to operations services to be provided in conjunction with future JC-HITS services.
- A decrease of approximately ¥1.2 billion in expenses related to satellite replacement.
- A decrease of approximately ¥0.3 billion in expenses due to a revised reduction in the useful lives of JSAT's back-up satellite.
- Higher expenses due to revised income taxes.

April 28, 2006
JSAT Corporation

Impact on Operating Results of the Transfer of All Shares of Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business

JSAT Corporation ("JSAT"; Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced that it has determined the impact on its operating results of the transfer of all shares of subsidiary Japan CableCast Inc. ("CableCast"; Head office: Chuo-ku, Tokyo; President: Norikazu Yabushita) and the transfer of equipment used in CableCast's JC-HITS business ("JC-HITS business and related equipment") to SOZOkobo, Inc. (Head Office: Chiyoda-ku, Tokyo: President and Partner: Shozo Ishibashi). The transfer was announced on February 21, 2006 in the press release "Transfer of All Shares of JSAT Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business." CableCast, a wholly-owned subsidiary of JSAT, is the provider of the JC-HITS digital solutions service for cable television operators. Details are as follows.

1. Impact of the Transfer of Shares and Equipment on Consolidated Operating Results

According to an asset appraisal, the total sale price of the JC-HITS business and related equipment is ¥2.81 billion (comprising ¥1.71 billion for the JC-HITS business and related equipment, and ¥1.1 billion for loans). Therefore, the impact of this transfer on consolidated operating results for the fiscal year ended March 2006 is an aggregate loss of ¥3.82 billion. This includes a loss of ¥1.94 billion on the sale of the JC-HITS business and related equipment, and a provision of ¥1.88 billion for an allowance related to operation services to be provided in conjunction with future JC-HITS services.

2. Impact of the Transfer of Shares and Equipment on Non-consolidated Operating Results

According to an asset appraisal, the total sale price of the JC-HITS business and related equipment is ¥2.81 billion (comprising ¥1.71 billion for the JC-HITS business and related equipment and ¥1.1 billion for loans). Therefore, the impact of this transfer on non-consolidated operating results for the fiscal year ending March 2006 is ¥6.66 billion. This includes a loss

of ¥4.78 billion on the sale of the JC-HITS business and related equipment, and a provision of ¥1.88 billion for an allowance related to operation services to be provided in conjunction with future JC-HITS services.